                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  March 4, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

Realease Time:
UK: 7:30 am GMT Wednesday        US: 2:30 am EST Wednesday
March 4 1998                     March 4 1998

Please Contact:

Rosemary Camposano               Stuart McGill
Director, Corporate              Manager, Corporate
Communications                   Communications
Micro Focus                      Micro Focus
U.S.: (650) 404-7180             UK: (1635) 326 46


                      MICRO FOCUS EXPANDS EXECUTIVE STAFF

 Richard Van Hoesen Appointed Senior Vice President and Chief Financial Officer


MOUNTAIN VIEW, Calif., and LONDON, England, March 4, 1998 - Micro Focus Group Plc (NASDAQ: MIFGY) announced today that Mr. Richard Van Hoesen has joined the Company as Senior Vice President and Chief Financial Officer. Mr. Van Hoesen joins Micro Focus from Wall Data, Inc. where he was Chief Financial Officer and VP Finance. Prior to that, he was Senior Vice President and Chief Financial Officer of Consilium, Inc. Previously he held senior financial management positions with Sun Microsystems, Inc., and Teradata Corporation.

"Richard brings a deep understanding of the financial needs of fast growing software companies to Micro Focus", said Martin Waters, President and CEO. "He is a key addition to the Micro Focus executive team and his direct experience of the software industry will enable Richard to play a key role in laying the financial groundwork for the Company's continued growth."

Mr. Van Hoesen's responsibilities will include finance, investor relations, information systems, and operations. He assumes the duties of Chief Financial Officer from Loren Hillberg who has been acting CFO. Mr Hillberg will return to his full time duties as the Company's Vice President, General Counsel and Secretary.

About Micro Focus

Micro Focus (NASDAQ: MIFGY) provides solutions for developing and maintaining enterprise applications. Its solutions focus on leveraging the value of the mainframe application base into newer distributed computing technologies such as the Internet and the Web. The Company's products deliver outstanding value and shorten time to solution through an analysis and understanding of the mainframe application. Its solutions include Mainframe Application Development and Maintenance Solutions, Year 2000 Compliance Solutions, and Distributed Computing Solutions for UNIX, NT and the Web.

Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the U.K. the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit our Web site at http://www.microfocus.com.

                                  *** ENDS ***

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: March 4, 1998                         By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary